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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]2126

SEC MAIL PROCESSING RECEIVED FEB 26 2002 WASH, D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Petrie Parkman & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 17th Street, Suite 1100
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Petrie — 303-292-3877
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

1670 Broadway, Suite 1000	Denver	Colorado	80202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3-15-02

OATH OR AFFIRMATION

I, Thomas A. Petrie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petrie Parkman & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Thomas A. Petrie

Chairman & CEO

Title

Notary Public

Janeen M. Hogan My commission expires 11/13/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Petrie Parkman & Co., Inc.

Consolidated Statement of Financial Condition
as of December 31, 2001

PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Petrie Parkman & Co., Inc. and its subsidiary (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 8, 2002

Petrie Parkman & Co., Inc.
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 4,093,287
Restricted cash	50,000
Accounts receivable	1,672,526
Furniture and equipment, at cost, net of accumulated depreciation and amortization of $700,250	580,099
Other assets	436,397
Total assets	$ 6,832,309
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	$ 427,313
Other accrued liabilities	74,493
Total liabilities	501,806
Lease Commitments (Note 7)	
Stockholders' equity:	
Common stock, par value $1 per share, 12,355 shares authorized, issued and outstanding	12,355
Additional paid-in capital	637,192
Retained earnings	5,680,956
Total stockholders' equity	6,330,503
Total liabilities and stockholders' equity	$ 6,832,309

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Summary of Significant Accounting Policies

Organization

Petrie Parkman & Co., Inc. (the "Company") was incorporated pursuant to the Delaware general corporation law on February 20, 1989 and has offices in Denver, Houston and London. The Company's revenues are derived primarily from underwriting, investment banking and institutional research activities related to the oil and gas industry. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The consolidated financial statement includes the accounts of Petrie Parkman & Co., Inc. and its subsidiary, Denver Energy Advisors, LLC. In consolidation, all significant intercompany balances and transactions are eliminated.

Banc of America Securities LLC serves as the Company's clearing agent ("Clearing Broker/Dealer"). The Company clears all transactions on behalf of customers on a fully disclosed basis with the Clearing Broker/Dealer. All customers are required to transmit funds and securities directly to the Clearing Broker/Dealer. The Clearing Broker/Dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a Clearing Broker/Dealer.

The following is a summary of significant accounting policies consistently followed by the Company:

Estimates

The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates.

Financial Instruments

The Company transacts trades of securities and utilizes derivative financial instruments as hedges of underlying exposures associated with specific security transactions. Both the derivative financial instruments and the securities would be recorded at market value on the consolidated statement of financial condition, however at December 31, 2001, the Company did not have any such holdings. Market values for exchange-traded derivatives, such as options, and securities are based on quoted market prices.

2. Cash, Cash Equivalents and Restricted Cash

The Company considers cash and cash equivalents as all cash on hand, on deposit and all highly liquid investments purchased with a maturity of three months or less.

The Company invests its excess cash in interest-bearing securities and accounts. At December 31, 2001, cash and cash equivalents and restricted cash consisted of the following:

Syndicate and trading accounts with Clearing Broker/Dealer (1)	$ 3,761,770
Treasury bill money market mutual fund	125,676
Other miscellaneous operating accounts	174,177
Collateral account with Clearing Broker/Dealer	31,664
Total cash and cash equivalents	$ 4,093,287
Restricted cash (2)	$ 50,000

(1) The Company is required to maintain a balance of $250,000 in its syndicate clearing account held at the Clearing Broker/Dealer upon having a firm commitment for underwriting.

(2) In compliance with an agreement with its Clearing Broker/Dealer, the Company is required to maintain at least $50,000 of cash in its collateral account.

3. Furniture and Equipment

Furniture and equipment is recorded at historical cost and depreciation is provided on furniture and equipment using the 150% declining balance method over their estimated useful lives, which is five years. Leasehold improvements are amortized using the straight-line method over the term of the applicable leases. Gains and losses on dispositions are recorded at gross proceeds less net book value and are included in operations. The major classes of furniture and equipment at December 31, 2001 are as follows:

Furniture, fixtures and equipment	$ 941,547
Leasehold improvements	338,802
	1,280,349
Less accumulated depreciation and amortization	700,250
Net furniture and equipment	$ 580,099

4. Concentration of Credit Risk

At December 31, 2001, a significant portion of the Company's cash and cash equivalents was deposited with two financial institutions in San Francisco, California and Denver, Colorado.

The Company's revenues are primarily derived from business activities concentrated in the oil and gas industry. As such, if the oil and gas industry were to be affected by adverse economic conditions, the Company's revenue mix and profitability could be impacted.

A portion of the Company's accounts receivable is from full bracket investment firms relating to underwritings of energy related companies. Other accounts receivable balances are primarily due from entities in the energy industry. Collateral is not required and the Company has experienced minimal losses to date, therefore no allowance for doubtful accounts has been established.

At December 31, 2001, the Company had account balances with one full bracket investment firm and four other investment banking clients in the energy industry that represented approximately 80% of the total accounts receivable balance. Subsequent to year end, $863,000 (65%) of these balances has been collected.

5. Income Taxes

The Company has been approved by the Internal Revenue Service as a Subchapter S Corporation and as such, all taxable income is allocated to the individual stockholders and no income tax is provided at the corporate level.

6. **Investments and Securities**

At December 31, 2001, the Company held an investment in the common stock of the NASDAQ Stock Market, Inc. ("Nasdaq") in the amount of $109,900, which is included in other assets on the accompanying consolidated statement of financial condition. This investment was a result of the restructuring of the NASD, and was sold to member firms based on an evaluation by the fairness committee of the NASD. The Company has valued the investment at cost as of December 31, 2001.

7. **Lease Commitments**

The Company leases office space and equipment under noncancelable operating leases. The lease on the Denver office space may be terminated on June 30, 2004, for which there is a minimal termination payment required. The lease may be continued until June 30, 2006. Minimum payments on this lease through June 30, 2004 and the termination payment are included in the schedule below. Minimum rental payments under these leases are as follows for the years ending December 31:

2002		$ 652,504
2003		610,345
2004		543,982
2005		258,986
2006		--
	Total	$ 2,065,817

8. **Benefit Plan**

The Company sponsors a 401(K) Profit Sharing Plan (the "Plan") for its employees. All full-time employees with more than 1,000 hours of service annually are eligible to participate in the Plan following a one-year waiting period. Under the terms of the Plan, employees may make tax deferred salary contributions. The Company is required to contribute 3% of the salary of non-highly compensated employees, as defined in the Plan. Effective January 1, 1997, all contributions are fully vested when made. At its sole discretion, the Company may make contributions in excess of required amounts. Cash contributions made by the Company in 2001 were approximately $452,000.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $4,219,419, which was greater than its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k (2)(ii) of the Rule.

Petrie Parkman & Co., Inc.

Report On Internal Control
Required By SEC Rule 17a-5
for the year ended December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Petrie Parkman & Co. Inc. and its subsidiary (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to

PRICEWATERHOUSECOOPERS

future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 8, 2002